FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 1-3305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merial 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merck and Company, Inc.

P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

REQUIRED INFORMATION

The following financial statements are furnished for the Plan:

1.	The plan is subject to ERISA therefore the Plan is filing Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

2.	A written consent of the accountant.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merial 401(k) Savings Plan

Date 6-29-05	/s/ Jean Mauldin

Jean Mauldin
Chief Financial Officer

Merial 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Merial 401(k) Savings Plan
Index
December 31, 2003 and 2002

EX-23.1 CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Merial 401 (k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merial 401(k) Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at end of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
October 6, 2004

Merial 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

(in thousands of dollars)	2003	2002
Assets
Investments, at fair value (Note 4)
Common stocks	$24,556	$35,948
Common/collective trusts	6,255	—
American depository receipts	2,293	1,679
Shares of registered investment companies	54,933	50,388
Loans to participants	1,470	1,413

	89,507	89,428

Receivables
Accrued income	194	—
Participant’s contribution	—	378
Employer’s contribution	—	185

Total receivables	194	563

Net assets available for benefits	$89,701	$89,991

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Statements of Changes in Net Assets Available For Benefits
Year Ended December 31, 2003 and 2002

(in thousands of dollars)	2003	2002
Additions to net assets attributed to
Interest and dividend income	$995	$1,825
Net appreciation/(depreciation) in fair value of investments	8,590	(10,736)
Contributions
Participants	6,192	5,864
Employer	2,975	2,781
Rollovers from other plans	304	808

Total contributions	9,471	9,453

Total additions	19,056	542

Deductions from net assets attributed to
Benefits paid to participants	19,316	10,650
Administrative expenses	30	8

Total deductions	19,346	10,658

Net decrease	(290)	(10,116)
Net assets available for benefits
Beginning of year	89,991	100,107

End of year	$89,701	$89,991

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Merial 40l(k) Savings Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all full-time employees of Merial Limited (the “Company”) who have enrolled as participants. The Plan was originally adopted effective January 1, 1989.

Eligibility

An employee is eligible to participate in the Plan as soon as administratively feasible following the date on which he or she performs his or her first hour of service with the employer and executes a salary reduction agreement. Employees who are part of a collective bargaining agreement, are not United States citizens, or are employed by Hubbard ISA, the poultry genetics division of the Company, are not eligible to participate in the Plan.

Participant Contributions Under the provision of the Plan, allowable contributions are outlined as follows:

Salary Reduction Agreement: Participants may elect to enter a salary reduction agreement of up to 15 percent of the participant’s compensation. These amounts are credited to the participant’s account as pre-tax contributions. The maximum amount of compensation that a participant may elect to defer in 2003 and 2002 was $12,000 and $11,000, respectively.

Voluntary Contributions: In addition to employee contributions made through the salary reduction agreement, a participant may make voluntary non-deductible contributions to their account in an amount up to 15 percent of their compensation; provided, however, that the total percentage of voluntary contributions and salary reduction contributions do not exceed 15 percent of the participant’s compensation for each payroll period within a plan year.

Employer Contributions

The employer makes matching contributions to the participant’s account equal to 100 percent of the participant’s salary reduction contributions and voluntary contributions up to 3 percent of the participant’s compensation and 50 percent of a participant’s salary reduction contributions between 3 percent and 6 percent of the participant’s compensation.

Contribution Limitation

In order to satisfy the current rules of Section 415(c) of the Internal Revenue Code (the “Code”), the amount of annual additions, as defined, to each participant’s individual account are limited under the Plan. Accordingly, in no event shall the annual addition, as defined, exceed the lesser of $40,000 or 100 percent of the participant’s compensation, as defined, or such other limits as may be prescribed by the Code.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Participants are vested immediately in their contributions and employer contributions plus actual earnings thereon.

Investments

Effective October 1, 2003, the trustee of the plan changed from Fidelity Management Trust Company to Wells Fargo Bank Minnesota, N.A. (collectively the “Trustees”). It is the duty of the Trustees to acquire and dispose of the Plan’s assets in each of the funds and to perform such other services as the Plan administrator shall deem necessary or desirable in connection with the management of the funds.

Withdrawals Participants may elect to withdraw any portion of their employee contribution accounts, employer match account, or rollover account for any reason after attainment of age 59 1/2.

Participant Loans

Participants have the ability to borrow against their vested account balance in the Plan. Participants may borrow 50 percent of their vested account balance, up to $50,000 in any twelve-month period. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.75 percent to 9.50 percent, which are commensurate with local prevailing rates charged by lenders for similar loans.

Each loan is collateralized by the assignment of the borrower’s entire right, title and interest in his/her participant account. Loans may be repaid over one to five years or thirty years, based on the type of loans, as defined, and the entire unpaid principal balance of the loan is due either upon the participant’s termination or a default in payment of either principal or interest. Repayment of a loan shall be made through payroll deduction at least quarterly.

Payment of Benefits

When a participant terminates service with the Company or reaches his or her normal retirement date, the balance of their account is payable to the participant. For participants with account balances in excess of $5,000, an election is available to defer the distribution until the participant’s normal retirement date. The normal retirement date is the date the participant reaches age 65. Participants may elect to receive the distribution as either a lump sum payment in cash or annual installment payments in cash over a period not to exceed ten years.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, revenues, benefit payments and expenses during the reporting period. Actual results may differ from these estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at the quoted market value. Market value is the unit valuation of a fund at year end (number of shares multiplied by net asset value) as determined by the Trustee of the Plan’s assets. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Common stocks are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is accrued as earned. The net appreciation (depreciation) in market value of investments consists of realized gains and losses and changes in unrealized appreciation or depreciation of these investments during the year.

Payment of Benefits Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Administrative Expenses

All costs and expenses of administering the Plan are borne by the Plan, unless paid by the Company at its discretion. Administrative expenses paid by the Plan for the 2003 and 2002 plan years were $30,177 and $8,202, respectively.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

4.	Investments

Investments at fair value are as follows:

(in thousands of dollars)	2003		2002
Common stocks
Merck and Company, Inc.	$22,785	*	$35,948	*
Medco Health Solutions, Inc.	1,771		—

	24,556		35,948

American depository receipts (ADR)
Aventis ADR	2,293		1,679

	2,293		1,679

Shares of registered investment companies
Wells Fargo Large Company Growth Fund	11,556	*	—
Pimco Small Cap Value Fund	10,679	*	—
AIM Basic Value Fund	10,353	*	—
Fidelity Diversified International Fund	5,395	*	3,642
Artisan Mid Cap Fund	5,098	*	—
Pimco Total Return Fund	4,232		—
Wells Fargo Strategic Growth Allocation Fund	2,180		—
Wells Fargo Growth Balanced Fund	1,858		—
Wells Fargo Moderate Balance Fund	1,393		—
Wells Fargo Strategic Income Fund	1,111		—
Wells Fargo Index Fund	678		—
Neuberger Berman Fasciano	216		—
Lord Abbett Mid Cap Value	184		—
Fidelity Large Capital Stock Fund	—		10,914	*
Fidelity Low Priced Stock Fund	—		8,450	*
Fidelity Equity Income Fund	—		8,196	*
Fidelity Retirement Government Money Market Account	—		7,509	*
Fidelity Intermediate Bond Fund	—		4,357
Fidelity Aggressive Growth Fund	—		3,076
Fidelity Freedom 2030 Fund	—		1,405
Fidelity Freedom 2020 Fund	—		974
Fidelity Freedom 2010 Fund	—		962
Fidelity Freedom Income Fund	—		483
Fidelity Freedom 2000 Fund	—		420

	54,933		50,388

Common/Collective Trusts
Wells Fargo Collective Stable Return Fund	6,255	*	—
Loans to participants	1,470		1,413

Total investments	$89,507		$89,428

*	These investments represent 5 percent or more of the Plan’s net assets as of the end of the plan year.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(in thousands of dollars)	2003	2002
Type of Fund

Common stocks	$(2,741)	$(1,504)
Common/collective trusts	68	—
American depository receipts	438	(509)
Shares of registered investment companies	10,825	(8,723)

	$8,590	$(10,736)

5.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. Whole or partial termination of the Plan shall result in full and immediate vesting of each affected participant in their entire account balance and there shall not thereafter be any forfeitures with respect to any such affected participant for any reason.

6.	Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by the Trustees as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses amounted to $30,177 and $8,202 for the years ended December 31, 2003 and 2002, respectively.

The Company is jointly (50/50) owned by Merck and Aventis (collectively the “Parents”). The Plan allows for investment in shares of these Parents. As of December 31, 2003, the Plan held investments of $22,784,533 or 493,172 shares of Merck common stock and $2,293,036 or 34,607 shares of Aventis American depository receipts. As of December 31, 2002, the Plan held investments of $35,947,555 or 635,004 shares of Merck common stock and $1,678,442 or 30,173 shares of Aventis American depository receipts.

7.	Tax Status

The Plan obtained its latest determination letter on September 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since its latest determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

8.	Contingencies

The Plan is required to file an annual report on Form 11-K with the Securities and Exchange Commission (“SEC”). The Plan has failed to file these 11-Ks and, therefore, could be subject to fines and penalties. The amount of such fines, if any, is unknown to the Plan at this time. However, the Company has indicated it will indemnify the Plan regarding any fines assessed. The Plan is currently attempting to file the required 11-Ks with the SEC.

Merial 401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of issue	(c) Description of investments, including
	borrower, lessor, or	maturity date, rate of interest, collateral,	(e) Current
(a)	similar party	par or maturity value	value
*	Merck and Company, Inc.	Common Stock, 493,172 shares	$22,785

*	Wells Fargo	Large Company Growth Fund, 255,265 units	11,556

*	Wells Fargo	Pimco Small Cap Value Fund, 425,951 units	10,679

*	Wells Fargo	AIM Basic Value Fund, 354,081 units	10,353

*	Wells Fargo	Collective Stable Return Fund, 177,970 units	6,255

*	Fidelity Investments	Diversified International Fund, 341,255 units	5,395

*	Wells Fargo	Artisan Mid Cap Fund, 197,735 units	5,098

*	Wells Fargo	Pimco Total Return Fund, 395,142 units	4,232

*	Aventis	34,607 American depository receipts	2,293

*	Wells Fargo	Strategic Growth Allocation Fund, 166,528 units	2,180

*	Wells Fargo	Growth Balanced Fund, 65,554 units	1,858

	Medco Health Solutions, Inc.	Common Stock, 52,099 shares	1,771

*	Wells Fargo	Moderate Balance Fund, 64,565 units	1,393

*	Wells Fargo	Strategic Income Fund, 57,803 units	1,111

*	Wells Fargo	Index Fund, 15,202 units	678

*	Wells Fargo	Neuberger Berman Fascino Fund, 5,505 units	216

*	Wells Fargo	Lord Abbett Mid Cap Value Fund, 9,757 units	184

*	Participants’ loans	Loans to participants at interest rates, ranging from 4.75% to 10.75% with maturities through 2030	1,470

			$89,507

*	Denotes party-in-interest to the Plan.